

December 13, 2013

<u>Via facsimile</u>
Mr. Robert R. McEwen
Chairman of the Board and
   Chief Executive Officer
McEwen Mining, Inc.
181 Bay Street Suite 4750
Toronto, Ontario
Canada M5J 2T3

> **Re: McEwen Mining, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 11, 2013**
> **Form 10-Q for the Quarter ended September 30, 2013**
> **Filed November 7, 2013**
> **Amendment No. 1 to Form 8-K**
> **Filed April 4, 2012**
> **File No. 001-33190**

Dear Mr. McEwen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>General</u>

1.   We note the disclosure on pages 3 and 43 regarding the reliability of the information about the San Jose Mine. Please confirm that in future filings you will remove the statement that "there can be no assurance that production information reported to the Company by MSC is accurate, [you] have not independently verified such information

and readers are therefore cautioned regarding the extent to which they should rely upon such information," as such statement implies you are not responsible for the accuracy of the information you elect to include in your periodic reports.

Products, page 5

2.   We note you report salable ounces of gold and silver as your production from the San Jose and El Gallo mines, but are unable to find details of your production statistics from each mine, such as the tonnage & grade mined, tonnage & grade milled, metallurgical recoveries, concentrate tonnage shipped, dore amounts produced/shipped, and the general terms of your smelting contracts. Please modify your filing and disclose your annual tonnage and grade from your mining operations, mill tonnage processed along with the mill head grades/recoveries, your concentrate/dore shipments from each process facility along with the associated grades of their production. Please also include a copy of your smelting/refining agreements as an exhibit.

No Proven or Probable Reserves, page 30

3.   We note your mineralized material quantities and grades for your El Gallo property in this section and the Los Azules property section found on page 34 appear to be a summations of your measured, indicated, and inferred resources, instead of just your measured and indicated resources. Mineralized material may only be reported as the sum of the in-place tonnage and grade of your measured and/or indicated resources and estimates of contained metal or total ounces in your mineralized material may not be reported. Please modify your filing and remove the tonnage and grades estimated by using geologic inference (inferred resources) from the mineralized material tabulations in your filing.

Item 7. Management's Discussion and analysis of Financial Condition and Results of Operations, page 43

Total Cash Costs and All-In Sustaining cash Costs, page 50

4.   In future filings expand and revise your presentation to include a non-GAAP reconciliation of total cash cost per ounce to the amounts in the consolidated financial statements. If by-product revenues reduce costs in the calculation of either measure, please disclose the measures both inclusive of and net of the effects of by-product revenues. Include a statement disclosing the reasons why management believes the presentation of the non-GAAP measure provides useful information to investors and a statement disclosing how management uses the measure. See Item 10(e) of Regulation S-K. Please provide the proposed revisions in your response.

Report of Independent Registered Public Accounting Firm, page 66

5.   We note the audit report does not address the auditor's reliance on the work of other
        auditors for the MSC financial information nor is there a separate audit report included in
        the filing in accordance with Rule 2-05 of Regulation S-X. Please confirm that your
        auditors also audited the financial statements of MSC or tell us why the additional
        disclosures were not provided in the report.

Consolidated Statements of Cash Flows, page 71

6.   Please tell us how the gain on the sale of gold bullion and an unrealized loss on silver
        bullion had any cash effect in the cash flow statement. If the gain on gold sales
        represents a cash effect please tell us why it is not reflected as an investing cash flow.

Notes to Consolidated Financial Statements, page 72

Note 1 The Company, page 72

7.   We note you disclose under this heading that the El Gallo complex in Mexico produced a
        total of 6,863 oz. of gold and 4,492 oz. of silver for the year ended December 31, 2012.
        On page 77 under the heading Royalty Expense you disclose the Company produced
        77,000 oz. of gold and gold equivalents under the terms of the royalty agreement. Please
        tell us how you determined the actual production was significantly less than the
        production defined by your royalty agreement for the same fiscal period.

Revenue Recognition, page 76

8.   Please tell us the amount of sales of by-products that are included in cost of sales. To the
        extent by-product sales are material, please confirm you will revise your income
        statements and revenue recognition policy in future filings to account for sales of by-
        products as revenue rather than as an offset to cost of sales. Please provide us with a draft
        of your proposed disclosure.

Note 8 Investments in Minera Santa Cruz S.A. ("MSC")-San Jose Mine, page 86

9.   Please tell us how you considered the requirements to provide separate annual financial
        statements for MSC under Rule 3-09 of Regulation S-X. In doing so provide us with
        your calculation of the significance for the income and investment thresholds as
        described in Rule 1-02(w) of Regulation S-X.

10.   We refer you to the table that shows the changes to the Company's investment in MSC at
        December 31, 2012. In view of the fact MSC is a foreign-domiciled entity and you are
        domiciled in the U.S., please tell us why you have not recorded your proportionate share

of the investee's equity adjustments for other comprehensive income. See ASC 323-10-35-18.

11.	In future filings, please provide for MSC gross profit, or costs and expenses applicable to net sales or gross revenues, and income from operations before extraordinary items and cumulative effect of a change in accounting principle as contemplated by Rule 1-02(bb)(1)(ii) of Regulation S-X. Please provide us with a draft of your proposed disclosures based upon the year ended December 31, 2012.

Form 10-Q for the Quarter ended September 30, 2013

Consolidated Statements of Operations and Comprehensive Income (Loss), page 3

12.	In future filings, please revise the revenue caption to disclose the amount of impairment on the investment in MSC and an applicable caption on the line immediately following the income in the investment. Alternatively, you may disclose a net "revenue" amount as long as the two components are presented separately OR you may reposition the income from the investment in MSC out of revenue entirely. Please provide us with a draft of your proposed disclosures.

Note 6 – Investment in Minera Santa Cruz S.A. ("MSC") - San Jose Mine, page 12

13.	Please explain to us the specific nature of the error affecting the 2012 financial statements that was identified in the first quarter of 2013. Explain also the basis for your conclusion that the $1.9 million overstatement of the 2012 income in the investment of Minera Santa Cruz was not material to your 2012 or 2013 (to date) financial statements.

Amendment No. 1 to Form 8-K filed April 4, 2012

14.	We note you did not file a signed audit report covering the historical financial statements of Minera Andes. The requirement to provide audited financial statements includes a requirement to provide an audit report meeting the criteria of Rule 2-02 of Regulation S-X. Please further amend this Form 8-K to provide a signed audit report.

15.	We note that Robert McEwen was the largest shareholder of both McEwen Mining and Minera Andes prior to their merger. According to a 2009 McEwen Mining press release, he "exercised control or direction" of approximately 54% of the outstanding shares of Minera Andes. For each of McEwen Mining and Minera Andes, please provide to us the percentage of the outstanding shares over which Mr. McEwen exercised control or direction in the period immediately prior to the acquisition of Minera Andes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 if you have questions regarding the financial statements and related matters. You may contact George Schuler at (202) 551-3718 if you have any questions regarding engineering or related matters. Please contact Erin Wilson at (202) 551-6047 or Pam Howell at (202) 551-3357 with any questions regarding legal or related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining